Exhibit 12

                              ROCKWELL INTERNATIONAL CORPORATION

                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                  COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
                                SIX MONTHS ENDED MARCH 31, 1995
                               (In millions, except for ratios)


                                                                             Pro Forma    Pro Forma
                                                   Rockwell(1)  Reliance(2)  Adjustments  Combined
EARNINGS AVAILABLE FOR FIXED CHARGES:
   Income before income taxes                         $590.1      $(51.3)     $53.5 (3)    $592.3
   Adjustments:
     Undistributed (income) of affiliates..........     (2.1)                                (2.1)
     Minority interest in loss of subsidiaries.....      5.3                                  5.3
                                                       593.3       (51.3)       53.5        595.5

     Add fixed charges included in earnings:
       Interest expense............................     67.6         6.0        20.6         94.2
       Interest element of rentals.................     32.2         2.5                     34.7
         Total.....................................     99.8         8.5        20.6        128.9

     Total earnings available for fixed charges....   $693.1      $(42.8)      $74.1       $724.4

FIXED CHARGES:

  Fixed charges included in earnings...............  $ 99.8       $  8.5       $20.6       $128.9
  Capitalized interest.............................     6.1                                   6.1
    Total fixed charges............................  $105.9       $  8.5       $20.6       $135.0

RATIO OF EARNINGS TO FIXED CHARGES (4)                  6.5                                   5.4

(1)   The Rockwell information presented includes Reliance for the three months ended March 31, 1995.
(2)   The Reliance information presented is for the three months ended
      December 31, 1994.
(3)   Pro forma adjustments include the following (see Exhibit 99-a):
      A) To reflect the divestiture of Reliance's telecommunications business          $ (8.2)
      B) Amortize over an average period of 35 years the excess of
         purchase price over the estimated fair value of net assets acquired             (7.4)
      C) Recognize interest expense on borrowings to fund acquisition
         (at assumed rates of 7% on short-term debt and 8.2% on long-term debt)         (20.6)
      D) Remove unusual expenses incurred by Reliance relatingto costs associated with abandonment of a prior merger agreement and costs
         associated with the acquisition by Rockwell                                     89.7
      Total adjustments to income before taxes and change in accounting                $ 53.5
(4)   In computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates and fixed charges exclusive of capitalizedinterest.  Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.